Filed Pursuant to Rule 433

Registration No. 333-121067

April 18, 2006

LEHMAN BROTHERS

FIXED RATE TERM SHEET

Issuer:	Lehman Brothers Holdings Inc.
Ratings:	A1/A+/A+
Principal Amount:	$500,000,000

Security Type:	Senior Medium Term Notes

Legal Format:	SEC Registered

Settlement Date:	April 25, 2006
Maturity Date:	April 25, 2011
CUSIP:	52517PG96
Issue Price:	99.863%
Coupon:	5.75%
Benchmark Treasury:	4.75% due March 31, 2011
Spread to Benchmark: Treasury:	90 basis points (0.90%)
Treasury Strike:	4.882%
All-in Yield:	5.782%
Interest Payment Dates:	Semi-annually on April 25 and October 25, commencing on
October 25, 2006

Redemption Provisions:
Call date and price:	On April 25, 2009 at 100%

Denominations:	$1,000 X $1,000
Underwriters:	Lehman Brothers Inc. 95% (bookrunner)
Mellon Financial Markets, LLC 1% Williams Capital Group, L.P. (on behalf of Northern Trust) 1% Calyon Securities (USA) Inc.1% HVB Capital Markets Inc. 1% Daiwa Securities SMBC Europe Ltd.1%

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Lehman Brothers Inc. by calling 1-888-603-5847.